Exhibit 99.6

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	03	04	2006

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	60,524
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£3.75

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Gerald James Baldock	Ordinary	980

Address
62 Chiltern Road Caversham Berkshire
UK postcode RG4 5JB

Name	Class of shares allotted	Number allotted
Mr John Beal	Ordinary	392

Address
St James Court 66 Pickard Drive Sheffield South Yorkshire
UK postcode S13 8EX

Name	Class of shares allotted	Number allotted
Mr Phillip Howard Bone	Ordinary	1,960

Address
15 Willow Avenue Coney Hill Gloucester Gloucestershire
UK postcode GL4 4NY

Name	Class of shares allotted	Number allotted
Mr Julian Paul Bowdin	Ordinary	588

Address
2 Speedwell Glade Duchy Rise Harrogate North Yorkshire
UK postcode HG3 2HE

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Barry James Brain	Ordinary	588

Address
134 Oakway St Johns Woking Surrey
UK postcode GU21 8TR

Name	Class of shares allotted	Number allotted
Mr Theo Wayne Burnell	Ordinary	588

Address
12 Cae Bryn Terrace Tondu Bridgend Mid Glamorgan
UK postcode CF32 9HN

Name	Class of shares allotted	Number allotted
Mr Keith Burrill	Ordinary	1,960

Address
12 Newlands Drive Ripon North Yorkshire
UK postcode HG4 2JY

Name	Class of shares allotted	Number allotted
Miss Margaret Butlin	Ordinary	1,960

Address
14 Elm Road Ripon North Yorkshire
UK postcode HG4 2PE

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Paul Canadine	Ordinary	588

Address
88 Sorby Way Wickersley Rotherham South Yorkshire
UK postcode S66 1DR

Name	Class of shares allotted	Number allotted
Mr Michael Norman Cato	Ordinary	980

Address
117 Lynmouth Crescent Furzton Milton Keynes Buckinghamshire
UK postcode MK4 1JZ

Name	Class of shares allotted	Number allotted
Mr Frederick Clark	Ordinary	196

Address
31 Broadway Prestatyn Clwyd
UK postcode LL19 8AU

Name	Class of shares allotted	Number allotted
Mr Trevor Coburn	Ordinary	196

Address
32 Mill Lane Teignmouth Devon
UK postcode TQ14 9BA

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr James Thomas Cocks	Ordinary	980

Address
14 Chiltern Avenue Duston Northamptonshire
UK postcode NN5 6AP

Name	Class of shares allotted	Number allotted
Mr Michael John Collins	Ordinary	196

Address
96 Old Park Road Sheffield South Yorkshire
UK postcode S8 7DT

Name	Class of shares allotted	Number allotted
Mr Christopher John Cottington	Ordinary	392

Address
Cotfield House 12 Main Street Stretton under Fosse Rugby
UK postcode CV23 0PF

Name	Class of shares allotted	Number allotted
Mr Andrew Michael Crowther	Ordinary	196

Address
36 Haighwood Road Cookridge Leeds West Yorkshire
UK postcode LS16 6PB

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr James David Cunningham	Ordinary	980

Address
14 Fenwick Close Luton Bedfordshire
UK postcode LU3 2NA

Name	Class of shares allotted	Number allotted
Mr Robert Leslie Dann	Ordinary	588

Address
23 Dunster Dosthill Tamworth Staffordshire
UK postcode B77 1JP

Name	Class of shares allotted	Number allotted
Mr Nigel Andrew Davies	Ordinary	196

Address
20 Meadowlands Newbridge-on-Wye Powys
UK postcode LD1 6NE

Name	Class of shares allotted	Number allotted
Mr Alan Roy Dowling	Ordinary	980

Address
12 Peirse Close Bedale North Yorkshire
UK postcode DL8 2UG

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Keith Drury	Ordinary	784

Address
7 Park Crescent Rothwell Leeds West Yorkshire
UK postcode LS26 0EZ

Name	Class of shares allotted	Number allotted
Mr Martin Donald Embley	Ordinary	392

Address
Honey Pot Cottage Pendock Road Pendock Gloucester
UK postcode GL19 3PL

Name	Class of shares allotted	Number allotted
Mr Andrew Charles Evans	Ordinary	588

Address
April Cottage North Lane Bickington Barnstaple
UK postcode EX31 2JN

Name	Class of shares allotted	Number allotted
Mr Richard Fraser	Ordinary	294

Address
6 Wood View Conisbrough Doncaster South Yorkshire
UK postcode DN12 2BJ

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Neil John Gaffney	Ordinary	980

Address
7 Birch Street Springfield Wigan Lancashire
UK postcode WN6 7EB

Name	Class of shares allotted	Number allotted
Mr Frederick Robert Gill	Ordinary	392

Address
50 Merganser Drive Langford Village Bicester Oxfordshire
UK postcode OX6 0UG

Name	Class of shares allotted	Number allotted
Mr Melvyn David Glazzard	Ordinary	588

Address
12 Straits Road Gornal Wood Dudley West Midlands
UK postcode DY3 2UT

Name	Class of shares allotted	Number allotted
Mr Andrew Lawrence Hall	Ordinary	980

Address
45 Furness Glascote Tamworth Staffordshire
UK postcode B77 2QQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Steven Richard Happe	Ordinary	784

Address
49 Leigh Road Canvey Island Essex
UK postcode SS8 0AW

Name	Class of shares allotted	Number allotted
Mr David Harper	Ordinary	784

Address
Ash View 15B Rugby Road Barby Rugby
UK postcode CV23 8UA

Name	Class of shares allotted	Number allotted
Mrs Valerie Joan Haslett	Ordinary	392

Address
15 Fairhaven Road Leyland Lancashire
UK postcode PR25 1XY

Name	Class of shares allotted	Number allotted
Mr David Hellawell	Ordinary	588

Address
47 Bradshaw Road Honley Huddersfield West Yorkshire
UK postcode HD7 2DX

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Julie Hewitt	Ordinary	392

Address
1 Ravenshaw Close Redbrook Barnsley South Yorkshire
UK postcode S70 2QS

Name	Class of shares allotted	Number allotted
Mr Michael Anthony Hill	Ordinary	392

Address
275 Oriel Drive Aintree Liverpool Merseyside
UK postcode L10 6LL

Name	Class of shares allotted	Number allotted
Mr Trevor Hill	Ordinary	627

Address
68 Conway Avenue Great Wakering Southend on Sea Essex
UK postcode SS3 0BG

Name	Class of shares allotted	Number allotted
Mr Adrian Hughes	Ordinary	3,920

Address
4 Garden Court Garden Village Wrexham Clwyd
UK postcode LL11 2SQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Malcolm Hughes	Ordinary	196

Address
4 Wirral View Penarlag Hawarden Clwyd
UK postcode CH5 3ET

Name	Class of shares allotted	Number allotted
Mr Terence George Hunter	Ordinary	392

Address
47 Weaponness Valley Road Scarborough North Yorkshire
UK postcode YO11 2JG

Name	Class of shares allotted	Number allotted
Mr Michael Andrew Hymers	Ordinary	1,470

Address
8 Browning Close Stratford-upon-Avon Warwickshire
UK postcode CV37 7PF

Name	Class of shares allotted	Number allotted
Mr Barrie Charles Jenkins	Ordinary	980

Address
13 Woodlands Grove Coulsdon Surrey
UK postcode CR5 3AN

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Paul Burnham Jones	Ordinary	392

Address
20 Coed-Y-Craig Penymynydd Chester Cheshire
UK postcode CH4 0XD

Name	Class of shares allotted	Number allotted
Mr Stephen Jones	Ordinary	980

Address
18 Lowlands Close Broadlands Bridgend Mid Glamorgan
UK postcode CF31 5BU

Name	Class of shares allotted	Number allotted
Mr Michael David Jordan	Ordinary	1,960

Address
45 Pound Crescent Fetcham Surrey
UK postcode KT22 9JW

Name	Class of shares allotted	Number allotted
Mr Edward Kennedy	Ordinary	588

Address
37 Farriers End Quedgeley Gloucestershire
UK postcode GL2 4WA

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Sharon Lewis	Ordinary	784

Address
32 Forest View Glenboi Mountain Ash Mid Glamorgan
UK postcode CF45 3DS

Name	Class of shares allotted	Number allotted
Mr Kenneth Robert MacKenzie	Ordinary	490

Address
51 Henrietta Street Wick Caithness
UK postcode KW1 4HG

Name	Class of shares allotted	Number allotted
Mr Michael John Maddox	Ordinary	392

Address
6 The Grove Burslem Stoke-on-Trent Staffordshire
UK postcode ST6 1BL

Name	Class of shares allotted	Number allotted
Mr Andrew Manley	Ordinary	588

Address
63 Sowerby Road Sowerby Thirsk North Yorkshire
UK postcode YO7 1HU

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Simon Mason	Ordinary	490

Address
8 Bowe Crescent Bedale North Yorkshire
UK postcode DL8 2UN

Name	Class of shares allotted	Number allotted
Mr John Alexander McBride	Ordinary	1,568

Address
4 Rockland Road Downend Bristol Avon
UK postcode BS16 2SP

Name	Class of shares allotted	Number allotted
Mr Owen McKeown	Ordinary	784

Address
20 Landulph Gardens St Budeaux Plymouth Devon
UK postcode PL5 1EN

Name	Class of shares allotted	Number allotted
Mr Stephen McLean	Ordinary	196

Address
10 Glebe Crescent Ayr Strathclyde
UK postcode KA8 8DN

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Eamonn Philip McManus	Ordinary	1,470

Address
54 Kings Avenue Chadwell Heath Romford Essex
UK postcode RM6 6BB

Name	Class of shares allotted	Number allotted
Mr Stephen Richard Morfitt	Ordinary	196

Address
7 Adkin Royd St Martins Croft Silkstone Barnsley
UK postcode S75 4LA

Name	Class of shares allotted	Number allotted
Sylvia M Morgan	Ordinary	294

Address
13 Princess Royal Road Ripon North Yorkshire
UK postcode HG4 1TQ

Name	Class of shares allotted	Number allotted
Mr Kevin O'Brien	Ordinary	392

Address
2 Langland Close Windsor Gardens Anfield Liverpool
UK postcode L4 8RZ

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Philip James Osborne	Ordinary	196

Address
181 Hillside Road Hastings East Sussex
UK postcode TN34 2QJ

Name	Class of shares allotted	Number allotted
Mr Tracey Roderick Pope	Ordinary	196

Address
41 Tudor Street Gloucester Gloucestershire
UK postcode GL1 5HP

Name	Class of shares allotted	Number allotted
Mr Eric Prince	Ordinary	980

Address
19 Whitcliffe Lane Ripon North Yorkshire
UK postcode HG4 2JL

Name	Class of shares allotted	Number allotted
Mr Steven Leslie Purdy	Ordinary	294

Address
33 Barkby Road Wincobank Sheffield South Yorkshire
UK postcode S9 1JX

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Ernest Albert Ratcliffe	Ordinary	2,156

Address
12 Fotheringhay Berkeley Heywood Worcester Worcestershire
UK postcode WR4 0RE

Name	Class of shares allotted	Number allotted
Mr Konstantin Ratkovic	Ordinary	392

Address
16 Suffolk Drive Drovers Way Worcester Worcestershire
UK postcode WR3 8QT

Name	Class of shares allotted	Number allotted
Mr Anthony John Roberts	Ordinary	980

Address
2 Highfields Drive Wombourne Wolverhampton West Midlands
UK postcode WV5 0HT

Name	Class of shares allotted	Number allotted
Mr Christopher Paul Rowlands	Ordinary	980

Address
2 Plas Gwyn Maesydre Wrexham Clwyd
UK postcode LL12 7DW

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Kevin Neil Sadler	Ordinary	588

Address
30 Thoresby Avenue Monk Bretton Barnsley South Yorkshire
UK postcode S71 2LH

Name	Class of shares allotted	Number allotted
Mr William Simpson	Ordinary	980

Address
22 Rosevale Street Dumfries Dumfriesshire
UK postcode DG1 2EN

Name	Class of shares allotted	Number allotted
Mr Kevin John Smith	Ordinary	980

Address
48 Slade Avenue Warndon Villages Worcester Worcestershire
UK postcode WR4 0BH

Name	Class of shares allotted	Number allotted
Mr Robert Smith	Ordinary	294

Address
6 Richmond Close Harrogate North Yorkshire
UK postcode HG2 9AW

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Barrie Thomas Spalding	Ordinary	196

Address
13 Letchworth Road Baldock Hertfordshire
UK postcode SG7 6AA

Name	Class of shares allotted	Number allotted
Mr Alan William Sturdy	Ordinary	392

Address
7 Swinburn Road Masham Ripon
UK postcode HG4 4HU

Name	Class of shares allotted	Number allotted
Mr Paul Swain	Ordinary	509

Address
7 Stones Close Cowes Isle of Wight
UK postcode PO31 7AH

Name	Class of shares allotted	Number allotted
Mr Richard Jonathan Tucker	Ordinary	980

Address
Ridgeway Georgenympton South Molton Devon
UK postcode EX36 4JE

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Greg Viney	Ordinary	392

Address
109 Willow Road Enfield Middlesex
UK postcode EN1 3BP

Name	Class of shares allotted	Number allotted
Mr Victor John Wallis	Ordinary	392

Address
6 Eldon Road Caterham Surrey
UK postcode CR3 5JR

Name	Class of shares allotted	Number allotted
Mr Colin Ian Weston	Ordinary	980

Address
2 Oxford Road Woodford Green Essex
UK postcode IG8 7NN

Name	Class of shares allotted	Number allotted
Mr George Paul Williams	Ordinary	3,920

Address
46 Boscombe Ave Hornchurch Essex
UK postcode RM11 1JG

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Keith Woodall	Ordinary	392

Address
60 Springwell Avenue Beighton Sheffield South Yorkshire
UK postcode S20 1XD

Name	Class of shares allotted	Number allotted
Mr Stuart Wray	Ordinary	392

Address
23 Schole Park Drive Scarborough North Yorkshire
UK postcode YO12 6RD

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 03.04.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform